Exhibit 99.4


                           NOTICE TO THE SHAREHOLDERS


We hereby inform the Shareholders of Aracruz Celulose S.A. ("the Company") that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on June 9, 2004, has today approved the declaration and payment of Interest on Shareholders' Equity to the total amount of R$28.500.000,00 (twenty eight million five hundred thousand reais). This Interest on Shareholders' Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2004, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the Sao Paulo stock market on December 28, 2004 ("Brazilian Record Date").

The amounts to be declared and paid as Interest on Shareholders' Equity shall, respectively, be as follows:

o Each block of 1,000 (one thousand) common shares shall be entitled to the gross amount of R$26.18831675; and

o Each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the gross amount of R$28.80714843.

1   - The amounts declared as Interest on Shareholders' Equity are subject to
      Income Tax Withheld, at the rate of 15%, resulting in a net amount of R$22.26006924 for each block of 1,000 (one thousand) common shares and a net amount of R$24.48607617 for each block of 1,000 (one thousand) preferred shares of classes "A" and "B". Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation.

2   - Shareholders that have adhered to the Special Taxation Regime (RET) and that have not yet informed Banco Itau S.A. of this fact must do so by December 29, 2004, at any of the service outlets listed in item 5 below. Other shareholders with tax exemption must provide the Company's Investor Relations Management (at Rua Lauro Muller 116, 40th floor, Rio de Janeiro, RJ - Tel: ++55 21 3820 8131 - Mr. Denys Ferrez), with documentary evidence of their tax situation, by December 29, 2004, in order not to be subject to the withholding of Income Tax.

3   - The payment of Interest on Shareholders' Equity, without monthly correction, shall be made as from January 11, 2005, through BANCO ITAU S.A., by means of credits to the bank accounts of the shareholders, as per the records of Banco Itau S.A.. The Interest on Shareholders' Equity attributable to shareholders whose records with Banco Itau S.A. are not up-to-date shall remain at the disposal of such shareholders within the


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      Business Services Department (Superintendencia de Servicos
      para Empresas) of Banco Itau S.A., until their records are updated.

4   - The shares of the Company shall be traded "ex-Interest on Shareholders'
      Equity" as from December 29, 2004.

5   - SERVICE OUTLETS - Branches Specialized in Shareholder Assistance:

      o    Sao Paulo - Rua Boa Vista, 176 - Subsolo
      o    Rio de Janeiro - Rua Sete de Setembro, 99 - Subsolo
      o    Belo Horizonte - Av. Joao Pinheiro, 195 - Terreo
      o    Porto Alegre - Rua Sete de Setembro, 746 - Terreo
      o    Salvador - Av. Estados Unidos, 50/ 2(0) andar - Edif.
           Sesquicentenario
      o    Brasilia - SCS Quadra 3 Ed. Dona Angela, 30, bloco A - s/loja
      o    Curitiba - Rua Joao Negrao, 65 - s/loja


Aracruz, December 21, 2004


ISAC ROFFE ZAGURY
Investor Relations Officer